Exhibit 99.1

Annual and Special Meeting of Holders of

Common Shares of

Talisman Energy Inc.

May 5, 2010

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

General Business

1(a)                            Ballot on the nominees for election as directors:

	Outcome of Vote
	For	Withheld

Christiane Bergevin	781,525,399	2,889,540
	99.63%	0.37%
Donald J. Carty	777,008,235	7,406,704
	99.06%	0.94%
William R.P. Dalton	778,448,105	5,966,834
	99.24%	0.76%
Kevin S. Dunne	781,545,135	2,869,804
	99.63%	0.37%
Harold N. Kvisle	737,882,447	46,532,494
	94.07%	5.93%
John A. Manzoni	778,977,264	5,437,675
	99.31%	0.69%
Lisa A. Stewart	777,865,882	6,549,058
	99.17%	0.83%
Peter W. Tomsett	778,163,302	6,251,638
	99.20%	0.80%
John D. Watson	781,537,846	2,877,093
	99.63%	0.37%
Charles R. Williamson	781,225,349	3,189,591
	99.59%	0.41%
Charles M. Winograd	778,704,271	5,710,669
	99.27%	0.73%

1(b) Motion to elect the nominees as directors:	Outcome of Vote Carried(1)

2 The appointment of Ernst & Young LLP, Chartered Accountants as auditor:	Outcome of Vote Carried(1)

Special Business

3                                          Ballot for the amendments to the Company’s

By-Law No. 1:

Outcome of Vote
For	Against

794,641,329	951,980
99.88%	0.12%

Footnote:

(1)           Vote conducted by a show of hands.